U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

(MARK ONE)

[X]   ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED OCTOBER 27, 2007.

[ ]   TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES
EXCHANGE
       ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO
_____.

COMMISSION FILE NUMBER: 0-1455

OPT-SCIENCES CORPORATION
(Name of small business issuer in its charter)

NEW JERSEY   21-0681502
(State or other jurisdiction of   (I.R.S. Employer
 incorporation or organization)   Identification No.)

1912 BANNARD STREET, CINNAMINSON, NEW JERSEY   08077
  (Address of principal executive offices)   (Zip Code)

Issuer's telephone number   (856)829-2800

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.25 par value per share
(Title of Class)

Check whether the issuer is not required to file reports pursuant to
Section 13 or 15(d) of the Exchange Act.   [ ]

Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or
for such shorter period that the registrant was required to file such
reports), and (2) has been subject to such filing requirements for the
past 90 days.
YES[X] NO[ ]

Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure
will be contained, to the best of registrant's knowledge, in definitive
proxy or information statements incorporated by reference in Part III
of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company(as
defined in Rule 12b-2 of the Exchange Act). YES[ ] NO[X]

1

State issuer's revenues for its most recent fiscal year: $5,712,810.

The aggregate market value of the 239,945 common shares held by non-affiliates (i.e. excluding shares held by officers, directors and each person owning 5% or more of the outstanding stock) on December 31, 2007 was approximately $2,771,364 based on the average of the bid and asked price of the stock on that date as quoted by the Pink Sheets, in the non NASDAQ over the counter market.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: 775,585 shares of the issuer's common stock, par value of $.25, were outstanding on December 31, 2007.

Documents Incorporated by Reference: None.

Transitional Small Business Disclosure Format (CHECK ONE): YES[ ] NO[X]

TABLE OF CONTENTS

FORM 10-KSB ANNUAL REPORT – FISCAL YEAR 2007
OPT-SCIENCES CORPORATION AND SUBSIDIARY

PART I

Special Note Regarding Forward Looking Statements

Certain sections of this annual report contain forward-looking
statements. These statements relate to future events or future
financial performance and involve known and unknown risks,
uncertainties and other factors that may cause the Company's or its
industry's actual results, levels of activity, performance or
achievements to be materially different from the future results, levels
of activity, performance or achievements expressed or implied by the
forward-looking statements.

In some cases, you can identify forward-looking statements by words
such as "may," "will," "should," "expects," "plans," "anticipates,"
"believes," "estimates," "predicts," "potential," or the negative of
these terms or other comparable words. These statements are only
predictions. Actual events or results may differ materially.

Although the Company believes that the expectations reflected in the
forward-looking statements are reasonable, it cannot guarantee future
results, levels of activity, performance or achievements. Moreover,
neither the Company nor any person assumes responsibility for the
accuracy and completeness of these forward- looking statements. The
Company is under no duty to update any of the forward-looking
statements after the date of this report to conform its prior
statements to actual results.

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS OF THE COMPANY.

OVERVIEW. Opt-Sciences Corporation, formed in 1956, conducts its
business through its wholly owned subsidiary, O & S Research, Inc. Both
companies are New Jersey corporations. As used in this form 10-KSB, the
terms "Company", "we" or "our" refer to the combined operations of Opt-
Sciences Corporation and O & S Research, Inc.

Opt-Sciences Corporation, through its wholly owned subsidiary, O & S
Research, Inc., deposits anti-glare and/or transparent conductive
optical coatings on glass used primarily to cover instrument panels in
aircraft cockpits. We also provide full glass cutting, grinding and
painting operations which augment our optical coating capabilities.
Most of our products are designed to enable pilots to read aircraft
instruments in direct sunlight or at night or in covert situations
using appropriate night vision filters. This is a niche business
primarily dependent on the needs of new and used aircraft for initially
installed parts, spare parts, replacements and upgrades. It requires
custom manufacturing of small lots of products to satisfy specific
requirements identified by our customers.

The Company's business is highly dependent on a robust commercial,
business, and regional aircraft market; to a lesser degree, it is also
dependent on the military aircraft market. We generally have a four to
twelve week delivery cycle depending on product complexity, available
plant capacity and required lead time for specialty raw materials such
as polarizers or filter glass. Our sales tend to fluctuate from quarter

to quarter because all orders are custom manufactured, and customer orders are generally scheduled for delivery based on our customer's need date, not on our ability to make shipments. Since the Company has two customers that together represent over 50% of sales, any significant change in the requirements of either of those customers has a direct impact on our revenue for any given quarter. When one of these customers defers a sizable order, sales for the following quarter often rebound as the customer replenishes its inventory.

Based on our understanding of the industry and the needs of our customers, we expect to complete and ship approximately 70% of the Fiscal Year 2007 backlog of unshipped orders before the end of the first quarter of fiscal 2008. If we do so, we expect first quarter sales to reach approximately $1,300,000.

Compliance costs are expected to grow this year as more internal controls are initiated pursuant to regulations promulgated under the Sarbanes/Oxley Act. We also expect increased costs associated with marketing and sales as the Company places a greater emphasis on customer contact.

CORE PRODUCTS. The distinguishing characteristic of our business is our optical thin film coating capability. Almost all products which we offer incorporate an optical coating of some type. Our primary coatings are for aircraft cockpit display applications and consist of our anti-reflection coating used for glare reduction and our transparent conductive coating used for electromagnetic interference shielding. We apply either or both coatings to different types of glass face plates which are usually mounted on the front of liquid crystal displays (LCDs), cathode ray tubes (CRTs) and electromechanical displays (EMDs).

ANCILLARY PRODUCTS AND SERVICES. In addition to coated glass described above, we also offer a full range of other specialty instrument glass, including night vision filter glass, circular polarizers, touchpads, glass sandwiches for LCDs as well as other custom designed specialty glass components and assemblies.

GROWTH STRATEGY. In light of anticipated increased costs associated with Sarbanes/Oxley compliance in the years ahead, the Company continues to re-evaluate its growth strategy pertaining to sales and marketing, production facilities and efficiencies and our staffing methods to maximize the value of our financial and human resources.

In Fiscal Year 2007, we hired additional production employees in support of our expanded sales. For Fiscal Year 2008, we expect slightly stronger commercial and business aircraft markets. We see more potential for growth in our conductive coating business which is used primarily, but not exclusively, on military platforms. We expect the anti-reflective coating market to show only moderate growth since it is used primarily in the commercial and business avionics sectors. Our future growth is contingent on increasing our capacity to provide conductive coatings, securing new customers, developing new products and providing adequate staff and facilities to meet our needs. We are continuing to look at increasing the current facility size or moving to a larger facility to accommodate higher capacity should it be required.

MARKETING AND SALES. Our principal sales executive is our President, who maintains regular contact with the largest customers and continually seeks to develop new customers. We do not currently employ the services of manufacturers representatives or sales personnel. O & S Research, Inc. and our products are listed in the Thomas Register. We also maintain a sales website at osresearch.com and optsciences.com. We engage in a low cost public relations and advertising program. Purchasing personnel of major corporations or governmental agencies place orders with us, based on price, delivery terms, satisfaction of technical specifications and quality of product. Procurement departments of customers ordinarily purchase products from us because we are on an approved vendor list. We enhance sales prospects by providing creative technical solutions to customer requirements. We are currently an approved vendor for major aircraft programs. We continue to be a major supplier for the anti-glare face plates covering the flat panel displays on the Boeing 777 and the 737 Next Generation models of commercial aircraft, with more of the display glass being used for the 737s. In 2008, Boeing is projected to produce approximately 80 777s and 350 737s. We expect that most of the future growth in overall commercial airplane production will be from the Boeing 737, 777 and 787. However, Boeing's manufacture of the 787 is not expected to increase our future revenues because its cockpit displays will be provided by RockwellCollins, a company that currently purchases its instrument glass requirements for the 787 from one of our competitors. In Fiscal 2007, we derived 50% of our revenues from two major customers, Honeywell Inc. and TPO Displays Corporation. The loss or curtailment of business with either of these companies could have a negative impact on our operating results.

PATENTS, TRADEMARKS AND PROPRIETARY KNOWLEDGE. We do not hold patents or have registered trademarks. However, our customers do rely on our accumulated experience and know-how in satisfying their instrument glass requirements.

MANUFACTURING. Our customers commonly use Cathode Ray Tubes and Liquid Crystal Displays for aircraft cockpit instrumentation. Typically, a customer sends such items to us for processing. We cut the face plate from large pieces of glass we purchased from multiple domestic sources on a commodity basis. We use our technology to apply a micro thin optical non-glare and/or conductive coating to a face plate, which is then mounted on the Cathode Ray Tube or Liquid Crystal Display. After quality control tests, we ship the inspected products to our customers. We also manufacture wedge glass lenses from large raw glass pieces. The raw glass is a commodity product which we can purchase from several glass manufacturers. We cut, grind, polish and coat the pieces with a micro-thin optical coating. We then ship the lenses to the customer after clearance through quality control. Both processes utilize the deposit of a thin film of a metal or metal oxide on the surface of the glass. The process takes place in a heated vacuum chamber. We heat the deposited material to over 1800 degrees Centigrade causing it to evaporate. When the vapor contacts the glass, it condenses forming a very thin film as hard as the original metal being evaporated. The thin films range in thickness from 250 angstroms to 1500 angstroms.

ENVIRONMENTAL MATTERS. We believe we are in material compliance with applicable United States, New Jersey and local laws and regulations relating to the protection of the environment, and we do not devote material resources to such matters.

COMPETITION. Competition is based on product quality, price, reputation and ability to meet delivery deadlines. The market for our products is very competitive. The type and amount of instrument glass consumed is subject to changes in display technology and in ongoing reduction in the number of displays used on both new aircraft and retrofitted aircraft. Our competitors include Naugatuck Glass Company, OCLI, Metavac, Mod A Can, Tyrolit, Schott Glass and Hoya Optics. Our competitors generally have significantly more financial, technical and human resources than we do. Because of this, our competitors have the capacity to respond more quickly to emerging technologies and customer preferences and may devote greater resources to development, promotion and sale of their products than we can. This competition could result, and in the past has resulted, in price reductions, reduced margins and lower market share.

EMPLOYEES. As of October 27, 2007, we employed 47 employees, of which 45 were full time individuals and none of whom are members of organized labor. This represents an increase of 5 full time employees from the end of Fiscal 2006. We expect to make adjustments to our employee levels based on changes in the market and our specific efforts to improve efficiencies and customer service. We believe we have a good relationship with our employees. We are subject to the federal minimum wage and hour laws and provide various routine employee benefits such as life and health insurance. We also provide a 401K Plan for the benefit of all our employees; we do not have a stock option plan. The 401K Plan includes a matching contribution from us representing $0.50 for each $1.00 an employee contributes up to 6% of the employee's base wages.

AVAILABLE INFORMATION. We maintain a website, optsciences.com, where you may find additional information about our Company. Additional Company filings are available at the Securities & Exchange Commission's website, sec.gov. On our website, optsciences.com, we provide links to the SEC, to Yahoo for the latest stock quotations, to our transfer agent, StockTrans, and to our manufacturing subsidiary, O & S Research, Inc.

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our operations at the principal office and manufacturing facility located in the East Riverton Section of Cinnaminson, New Jersey. We own this 1.4 acre property in fee simple, and the property is not encumbered by any lien or mortgage. The cinderblock and masonry facility contains approximately 11,000 square feet of manufacturing space and approximately 1,200 square feet of office space. We also own and utilize a building containing 3,000 square feet of warehouse and 5,000 square feet of manufacturing space on premises adjacent to the main manufacturing facility. In addition, we lease on a year to year basis 5,000 square feet in Riverton, New Jersey for general warehouse and material storage.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain claims and litigation in the ordinary course of business. It is the opinion of management that the outcome of such matters will not have a material adverse effect on our combined financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Shares are not listed on an established public trading market, but are quoted by the Pink Sheets, in the non-NASDAQ over the counter market. The symbol for our Shares is OPST. Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid quotations, for the calendar quarter indicated, as quoted by Pink Sheets LLC., and reflects inter- dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

Fiscal 2006	Bid
First Quarter	$6.30 – 6.50
Second Quarter	6.50 – 8.00
Third Quarter	6.25 – 8.00
Fourth Quarter	6.25 – 6.50

Fiscal 2007	Bid
First Quarter	$6.70 – 7.55
Second Quarter	6.80 – 8.60
Third Quarter	6.80 – 10.50
Fourth Quarter	8.85 – 13.00

As of December 31, 2007, the closing bid for the Common Stock was $10.10. The closing ask price was $13.00. The Company had 924 stockholders of record of its Common Stock as of December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Opt-Sciences does not have any equity compensation plan in place and did not issue any equity securities to any person during Fiscal Year 2007.

DISTRIBUTIONS

We did not declare or pay any dividend on our Common Stock during Fiscal Year 2007 and, although there is no prohibition on payment of dividends, we do not anticipate the payment of dividends on our Common Stock in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

We did not sell unregistered securities during the three fiscal years ended October 27, 2007.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Specifically, inventory is estimated quarterly and reconciled at the end of the fiscal year when a detailed audit is conducted (also see Notes to Consolidated Financial Statements, 1. Summary of Significant Accounting Policies, Note 2. Inventories).

GENERAL.

This Management's Discussion and Analysis as of October 27, 2007, should be read in conjunction with the audited consolidated financial statements and notes thereto set forth in this report. It may also contain forward looking statements as defined in Part I hereof.

LIQUIDITY AND CAPITAL RESOURCES.

We have sufficient liquidity and credit to fund our contemplated capital and operating activities through Fiscal 2008.
We continue to use our working capital to finance current operations, including equipment purchases, capital improvements, inventory, payroll and accounts receivable.

Our cash position improved in Fiscal 2007, primarily because of the net income of $832,761 in Fiscal 2007. Other income also increased over the last year primarily due to higher interest rates. Overall, our cash balances increased during Fiscal 2007 to $6,777,104 from $5,798,506 at the end of Fiscal 2006. At the same time, our total current assets increased $1,297,726 to $9,298,048 in Fiscal 2007 from $8,000,322 in Fiscal 2006.

Because of changes in the marketplace and an increasingly competitive environment, we believe it is necessary to make ongoing investments in new equipment and processes to compete successfully in the aerospace and commercial display markets. In Fiscal 2008, we have projected significant expenditures of capital to update equipment.

RESULTS OF OPERATIONS: FISCAL YEAR 2007

NET SALES

Net sales of $5,712,810 for the Fiscal Year 2007 increased $1,447,414 or approximately 34% from Fiscal 2006. This large increase in total sales over last year is due to a significant increase in orders from three of our major customers for three different reasons. One customer unexpectedly gave us a contract for the Eclipse 500 very light jet cockpit display glass; another customer decided to place more business with us instead of their other glass supplier; and the third customer created a temporary surge in demand as it migrated from one LCD platform to another.

COST OF SALES

Cost of sales increased $682,443 or 23% for Fiscal 2007 versus Fiscal 2006. This smaller increase relative to the increase in sales is primarily due to the Company's continuous improvement initiatives resulting in more efficient operations and lower scrap rates. Cost of sales is comprised of raw materials, manufacturing direct labor and overhead expenses. The overhead portion of cost of sales is primarily comprised of salaries, medical and dental benefits, building expenses, production supplies, and costs related to our production, inventory control and quality departments.

OPERATING EXPENSES

Operating expenses for Fiscal 2007 were $923,942, an increase of $140,226 over Fiscal 2006. Operating Expenses include both General and Administrative expenses and Sales and Delivery expenses. Our General and Administrative expenses consist of marketing and business development expenses, professional expenses, salaries and benefits for executive and administrative personnel, hiring, legal, accounting, and other general corporate expenses.

OPERATING INCOME

Operating income increased $624,745 or 135% to $1,087,707 in Fiscal 2007 from $462,962 in 2006. The sizeable increase over Fiscal 2006 is primarily due to the significant increase in sales revenue and higher gross margins.

OTHER INCOME

Other income of $314,452 for Fiscal Year 2007 increased from $211,833 for Fiscal Year 2006. This increase is mainly attributable to higher interest rates.

NET INCOME

Net income of $832,761 or $1.07 per share for Fiscal 2007 increased from $404,193 or $.52 per share for Fiscal 2006 as a result of the factors described above.

BACKLOG OF ORDERS

Our backlog of unshipped orders stood at $2,250,342 at the end of
Fiscal Year 2007, up $946,678 from the end of Fiscal Year 2006 and up
$283,395 from the end of the third quarter. We anticipate that the
backlog will fluctuate between $1,500,000 to $2,500,000 in Fiscal 2008,
assuming that we are able to book new business at the rate we are able
to deliver products to our customers. Of the backlog of orders existing
at year end, we expect to deliver 70% within the first quarter of
Fiscal Year 2007. This increase in backlog reflects a general increase
in demand for the Company's aircraft components.

RESULTS OF OPERATIONS: FISCAL YEAR 2006

Fiscal 2006 ended with net sales of $4,265,396 a decrease of
approximately $57,800 or 1.3% over Fiscal 2005. The minor decrease in
total sales for 2006 over 2005 was primarily due to a decline in the
demand for wedge glass products, a continuation of a trend we
identified in our earlier reports. Cost of sales increased $30,857 or
1% for Fiscal 2006 versus Fiscal 2005. General and administrative
expenses, including selling expenses, were $783,716 for Fiscal 2006, an
increase of $21,847 over Fiscal 2005. These expenses were higher in
Fiscal 2006 principally because of expenses associated with
Sarbanes/Oxley compliance. Operating income increased $54,349 or 13% to
$462,962 in Fiscal 2006 from $408,613 in 2005. Interest and other
income of $211,833 for Fiscal 2006 increased from $137,446 for Fiscal
2005. Net income after taxes of $404,193 or $.52 per share for Fiscal
2006 increased from $349,014 or $.45 per share for Fiscal 2005.

INFLATION

During the three year period that ended on October 27, 2007, inflation
did not have a material effect on our operating results.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any off balance sheet arrangements.

COMPANY RISK FACTORS

An investment in our common stock involves investment risks. A
prospective investor should evaluate all information about us and the
risk factors discussed below in relation to his financial circumstances
before investing in us.

1. Most of our commercial aircraft display products are for use in
Boeing aircraft. The impact of Boeing's sales on the Company is
difficult to project with a high degree of accuracy. The Boeing 787
scheduled for delivery in 2008 will utilize proprietary cockpit
displays of RockwellCollins which currently does not purchase
instrument glass from us for these kinds of displays.

2. The future market for our business aircraft instrument glass
presently appears to be stable. However, the Company has had to hold
pricing on several major product offerings to maintain good customer
relations. This ultimately causes an erosion of profit margins unless
more productive and efficient means of production are implemented.

3. Our product offerings are concentrated. During Fiscal 2007 we derived 95% of our revenues from instrument glass used for avionics and related aerospace products.

4. Our revenues come from a limited number of customers.

5. For a major portion of our business, we rely on raw materials manufactured exclusively in Japan. An interruption of supplies from Japan would have a significant impact on sales and our ability to support our customers.

6. Our success depends on the efforts and expertise of our President, Anderson L. McCabe. He is our chief executive officer, our chief financial officer and our principal marketing officer. His death, disability or termination of employment would adversely affect the future of our Company. We do not have employment contracts with Mr. McCabe or other management personnel. We do not maintain key man life insurance on Mr. McCabe or other key personnel.

7. Our future revenues and operating results change from quarter to quarter due to a number of factors, some of which are adverse, such as: – Reduced demand for our avionics related instrument glass; – Aggressive price competition by our competitors; – The introduction of alternate display products which do not utilize our products, such as rear projection displays; – Overdue deliveries to our customers; and – Operational plans of our customers.

8. The market for our products is very competitive.

9. The technology being used for aircraft instruments is changing very rapidly. The use of wedge glass displays continues to decline. Demand for anti reflective coating on instrument panels is stable, but fewer, larger panels are commonly used in new and upgraded instrument systems. We see an increasing need for conductive coatings on instrument panels, which we hope will offset the effect of declining sales of coated wedge glass.

10. Our industry is subject to significant risk from outside influences, such as terrorist attacks (9/11) and biological epidemics (SARs and Avian flu outbreaks in Asia). Other factors that may in the future influence our industry are inflation, changes in diplomatic and trade relations with other countries, political and economic stability, tariffs, trade barriers and other regulatory barriers.

11. Purchase orders from our customers may include extensive product warranties. Accordingly, warranty claims may have an adverse effect on our future operating results.

ITEM 7. FINANCIAL STATEMENTS

The Consolidated Financial Statements, the notes thereto, and the reports thereon by Goff Backa, Alfera & Company, LLC. dated January 21, 2008, are filed as part of this report starting on page 23 below.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Based on an evaluation as of the end of Fiscal Year 2007, our principal executive officer and principal accounting officer has concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

We did not initiate any significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 8B. OTHER INFORMATION.

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

INFORMATION REGARDING EXECUTIVE OFFICERS AND DIRECTORS

Our Directors serve until the next annual meeting of stockholders, or until their successors have been elected. Our officers serve at the pleasure of the Board of Directors.

Anderson L. McCabe, 52 years old, is our President, Chief Executive Officer and Chief Financial Officer. He graduated from the University of South Carolina in 1977 and received a B.S. in Chemical Engineering. From 1977 to 1985, he was employed by United Engineers and Constructors, Inc., a subsidiary of Raytheon Corporation as Process Engineer with managerial responsibilities. In 1986 he became our president. He has been director of the Company since 1987.

Arthur J. Kania, 76 years old, is our Secretary. He is not active in our day-to-day operations. Mr. Kania's principal occupations during the past five years have been as Principal of Trikan Associates (real estate ownership and management – investment firm); and as a partner of the law firm of Kania, Lindner, Lasak and Feeney. He has been a director of the Company since 1977.

Arthur J. Kania, Jr., 52 years old, has been a director of the Company since 1987. He is not active in our day-to-day operations. He is a principal of Trikan Associates (real estate ownership and management-investment firm) and vice-president of Newtown Street Road Associates (real estate ownership and management).

SECTION 16(A)   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

Section 16(a) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), requires the Company's officers, directors and any
person owning ten percent or more of the Company's common stock, to
file in their personal capacities initial statements of beneficial
ownership, statements of change in beneficial ownership and annual
statements of beneficial ownership with the Securities and Exchange
Commission (the "SEC"). Persons filing such beneficial ownership
arrangements are required by SEC regulation to furnish to the Company
copies of all such statements filed with the SEC. The rules of the SEC
regarding the filing of such statements require that "late filings" of
such statements be disclosed in the Company's information statement.
Based solely on the Company's review of copies of such statements
received by, and on representations from, the Company's existing
directors and officers that no annual statements of beneficial
ownership were required to be filed by such persons, the Company
believes that all such statements were timely filed in 2007.

BOARD MEETINGS AND COMMITTEES

Audit Committee and Audit Committee Financial Expert

Our Board of Directors functions as an audit committee and performs
some of the same functions as an audit committee including: (1)
selection and oversight of our independent accountant; (2) establishing
procedures for the receipt, retention and treatment of complaints
regarding accounting, internal controls and auditing matters; and (3)
engaging outside advisors. We are not a "listed company" under SEC
rules and are therefore not required to have an audit committee
comprised of independent directors. Our Board of Directors does not
have an independent director. Our Board of Directors has determined
that each of its members is able to read and understand fundamental
financial statements and has substantial relevant business and
accounting experience. Accordingly, the Board of Directors believes
that each of its members has sufficient knowledge and experience
necessary to fulfill the duties and obligations that an audit committee
would have.

Board Meetings; Nominating and Compensation Committees

Our directors and officers do not receive remuneration from us unless
approved by the Board of Directors or pursuant to an employment
contract. We do not have any employment contract currently in place.
We pay each of our Directors a fixed annual stipend for acting as
Director. No such payment shall preclude any director from serving us
in any other capacity and receiving compensation therefore. A total of
$7,500 has been paid to each director for services as director during
the last fiscal year.

We are not a "listed company" under SEC rules and are therefore not
required to have a compensation committee or a nominating committee. We
do not currently have a compensation committee. Our Board of Directors
is currently comprised of only three members, one of whom acts as Chief
Executive Officer and Chief Financial Officer.

ITEM 10.   EXECUTIVE COMPENSATION

The following table sets forth certain summary information concerning compensation paid or accrued to its sole executive officer during the past three fiscal years.

SUMMARY COMPENSATION

| Annual Compensation | | | | | | Long Term Compensation | | |
| | | | | | | Awards | Pay-Outs | |
(a) Name And Principal Positions	(b) Fiscal Year	(c) Salary (1) ($)	(d) Bonus ($)	(e) Other Annual Compensation ($)	(f) Restricted Stock Award(s) ($)(1)	(g) Options/ SARs (#)(1)	(h) LTIP Pay-Outs ($)	(i) All Other Compensation ($)
Anderson L. McCabe President,CEO, CFO Treasurer and Director	2007 2006 2005	$118,750 $93,750 $75,000	25,000 25,000 15,000	7,500* 5,000* 2,500*	— — —	— — —	— — —	— — —

*Annual retainer as Director of Company

DIRECTOR COMPENSATION FOR 2007 FISCAL YEAR
Cash Compensation

Name	Annual Retainer	Meeting Fees	Consulting Fees	Other Fees
Anderson L. McCabe	$7,500	$0	$0	$0
Arthur J. Kania*	$7,500	$0	$0	$0
Arthur J. Kania, Jr.	$7,500	$0	$0	$0

* See Certain Transactions and Relationships below.

OPTION/SAR GRANTS; DEFERRED EXECUTIVE COMPENSATION PLAN; EQUITY COMPENSATION PLAN

The Company did not grant stock options or stock appreciation rights during Fiscal Year 2007, nor does it have any of such rights outstanding from prior years. The Company does not have any deferred executive compensation plan. The Company does not have any securities authorized for issuance under an equity compensation plan.

CODE OF ETHICS

The Company's Code of Ethics is posted at its website at optsciences.com. It applies to all employees, including the CEO, CFO, principal accounting officer and persons performing similar functions.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The following table sets forth common stock ownership information as of the record date with respect to (i)each person known to us to be the beneficial owner of more than 5% of our issued and outstanding common stock;(ii)each of our directors and executive officers.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Arthur John Kania Trust 3/30/67 Rose Sayen, Trustee Suite 525, Two Bala Plaza 333 City Avenue Bala Cynwyd, PA 19004	510,853	66%

Security Ownership of Directors and Officers:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Anderson L. McCabe P.O. Box 221 1912 Bannard Street Riverton, N.J. 08077	1,064(1)	*
Arthur J. Kania Suite 525, Two Bala Plaza Bala Cynwyd, PA 19004	23,723(1)	3%
Arthur J. Kania, Jr. Suite 525, Two Bala Plaza Bala Cynwyd, PA 19004	0(1)	*
Directors and Officers As a Group	24,787(1)	3%

*Less than 1% of the outstanding Common Stock

1. Excludes 510,853 shares (66% of the outstanding shares) owned by a trust for the benefit of Arthur J. Kania's children and a total of 10,000 shares (1.3% of the outstanding shares) owned by separate trusts for the benefit of each of Arthur J. Kania's grandchildren. Mr. Kania has no voting power or investment power with respect to such securities and disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trusts, but has no voting power and no investment power over such shares in said trusts and is not a beneficial owner under the applicable rules.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
INDEPENDENCE

Arthur J. Kania is the father of Arthur J. Kania, Jr. and the father-
in-law of Anderson L. McCabe. Those individuals constitute the Board of
Directors. Anderson L. McCabe is the sole executive officer. Rose
Sayen, an employee of Arthur J. Kania, is the Trustee of the Arthur J.
Kania Trust, which is the principal shareholder of the Company.

During Fiscal year 2007, we incurred legal fees of $40,500 to the firm
Of Kania, Lindner, Lasak and Feeney, of which Arthur J. Kania is the
Senior partner. Mr. Kania does not share or participate in fees
generated from the Company.

ITEM 13. EXHIBITS

The following exhibits are incorporated by reference or included as
part of this report:

Exhibit Number Description

3.1; 3.2 Articles of Incorporation and By-Laws incorporated by
reference to the Form 10-KSB filed by the Registrant with the SEC on
February 10, 1998 for its fiscal year ended November 1, 1997 starting
on page 22.

21. List of Subsidiaries incorporated by reference to the Form 10-KSB
filed by the Registrant with the SEC on February 10, 1998 for its
fiscal year ended November 1, 1997 starting on page 54.

31. Certification pursuant Section 302 of the Sarbanes Oxley Act
included as an exhibit to this Form 10KSB.

32. Certification pursuant to Section 906 of the Sarbanes Oxley Act
included as an exhibit to this Form 10KSB.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Type	2006	2007
Audit Fees:	$ 26,682	$ 28,468
Audit Related Fees:	$0	$0
Tax Fees	$0	$0
Other Fees	$0	$0
Total Fees	$ 26,682	$ 28,468

(1) AUDIT FEES

This category includes the aggregate fees billed or accrued for each of
the last two fiscal years for professional services rendered by the
independent auditors for the audit of the Company's annual financial
statements and review of financial statements included in the Company's
Form 10-KSB or 10-QSB or services that are normally provided by the
accountant in connection with statutory and regulatory filings or
engagements for those fiscal years

(2) AUDIT-RELATED FEES

This category includes the aggregate fees billed in each of the last two fiscal years for services by the independent auditors that are reasonably related to the performance of the audits of the financial statements and are not reported above under "Audit Fees".

(3) TAX FEES

This category includes the aggregate fees billed in each of the last two years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4) ALL OTHER FEES

This category includes the aggregate fees billed in each of the last two fiscal years for products and services by the independent auditors that are not reported under "Audit Fees" "Audit Related Fees", or "Tax Fees."

RE-APPROVAL POLICIES AND PROCEDURES

Before the accountant is engaged by the issuer to render audit or non-audit services, the engagement is approved by the Company's Board of Directors acting as the audit committee.

<center>SIGNATURES</center>

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPT-SCIENCES CORPORATION

By:_____
        Anderson L. McCabe President

 Date: January 25, 2008

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Anderson L. McCabe	President, CEO, CFO and Director	January 25, 2008
Arthur J. Kania	Secretary and Director	January 25, 2008
Arthur J. Kania, Jr.	Director	January 25, 2008
Lorraine Domask	Chief Accountant	January 25, 2008

SECTION 302 CERTIFICATION

I, Anderson L. McCabe, President, Chief Executive Officer and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-KSB of OPT-SCIENCES CORPORATION;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and ;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation o internal control of financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or person performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 25, 2008

 /s/Anderson L. McCabe
Anderson L. McCabe President, Chief Executive Officer and Chief
Financial Officer

SECTION 906 CERTIFICATION

I, Anderson L. McCabe, Chief Executive Officer and Chief Financial
Officer of OPT-SCIENCES CORPORATION (the "Company"), certify, pursuant
to section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section
1350, that:

(1) the Annual Report on Form 10KSB of the Company for the fiscal year
ended October 27, 2007 (the "Report) fully complies with the
requirements of Section 13(a) or 15(d) of the Securities Exchange Act
of 1934 (15 U.S.C. 78m or 78o(d); and (2) the information contained in
the Report fairly presents, in all material respects, the financial
condition and results of operations of the Company.

Dated: January 25, 2008

                        By:/s/Anderson L. McCabe Anderson L. McCabe,
                             Chief Executive Officer and Chief
                             Financial Officer

OPT – Sciences Corporation
And Subsidiary

Financial Statements

Years Ended October 27, 2007
And October 28, 2006

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors
OPT-Sciences Corporation

We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary as of October 27, 2007 and October 28, 2006 and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the two year period ended October 27, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of October 27, 2007 and October 28, 2006 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended October 27, 2007 in conformity with U.S. generally accepted accounting principles.

Goff, Backa, Alfera & Company, LLC

Pittsburgh, Pennsylvania

January 21, 2008

Opt-Sciences Corporation
Consolidated Balance Sheets
The accompanying notes are an integral part of these financial statements

ASSETS

	October 27, 2007	October 28, 2006
CURRENT ASSETS		
Cash and cash equivalents	$ 6,777,104	$ 5,798,506
Trade accounts receivable	1,012,659	811,369
Inventories	592,660	569,967
Prepaid expenses	21,074	39,578
Prepaid income taxes	-0-	23,900
Loans and exchanges	4,390	3,505
Deferred income taxes	-0-	3,070
Marketable securities	890,161	750,427
Total current assets	9,298,048	8,000,322
PROPERTY AND EQUIPMENT		
Land	114,006	114,006
Building and improvements	449,987	449,987
Machinery and equipment	1,485,573	1,415,709
Small tools	53,580	53,580
Furniture and fixtures	8,624	8,624
Office equipment	57,419	52,148
Automobiles	71,211	85,605
Total property and equipment	2,240,400	2,179,659
Less: accumulated depreciation	1,652,891	1,551,421
Net property and equipment	587,509	628,238
OTHER ASSETS		
Deposits	2,837	2,837
Total assets	$ 9,888,394	$ 8,631,397

Opt-Sciences Corporation
Consolidated Balance Sheets
The accompanying notes are an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	October 27, 2007	October 28, 2006
CURRENT LIABILITIES		
Accounts payable – trade	$ 86,759	$ 83,621
Accrued income taxes	267,980	-0-
Deferred income taxes	30,100	-0-
Other current liabilities	338,823	225,203
Total current liabilities	723,662	308,824
STOCKHOLDERS' EQUITY		
Common capital stock – par value $.25 per share – authorized and issued 1,000,000 shares	250,000	250,000
Additional paid in capital	272,695	272,695
Retained earnings	8,810,376	7,977,615
Accumulated other comprehensive income: Unrealized holding gain (loss) on marketable securities	18,879	9,481
Less treasury stock at cost – 224,415 shares	(187,218)	(187,218)
Total stockholders' equity	9,164,732	8,322,573
Total liabilities and stockholders' equity	$9,888,394	$8,631,397

Opt-Sciences Corporation
Consolidated Statements of Operations
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2007 (52 weeks)	Fiscal Year Ended October 28, 2006 (52 weeks)
NET SALES	$ 5,712,810	$ 4,265,396
COST OF SALES	3,701,161	3,018,718
Gross profit on sales	2,011,649	1,246,678
OPERATING EXPENSES		
Sales & delivery	46,427	60,739
General and administrative	877,515	722,977
Total operating expenses	923,942	783,716
Operating income	1,087,707	462,962
OTHER INCOME	314,452	211,833
Income before taxes	1,402,159	674,795
FEDERAL AND STATE INCOME TAXES	569,398	270,602
Net income	832,761	404,193
EARNINGS PER SHARE OF COMMON STOCK	1.07	0.52
Weighted average number of shares	775,585	775,585

Opt-Sciences Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
The accompanying notes are an integral part of these financial statements

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCE OCTOBER 29, 2005	$250,000	$272,695	$7,573,422	$(32,202)	$(187,218)	$7,876,697
Net income for fiscal year ended October 28, 2006			404,193			404,193
Unrealized holding gains on securities arising during period, net of tax of $31,445				41,683		41,683
TOTAL COMPREHENSIVE INCOME						445,876
BALANCE OCTOBER 28, 2006	$250,000	$272,695	$7,977,615	$ 9,481	$(187,218)	$8,322,573
Net income for fiscal year ended October 27, 2007			832,761			832,761
Unrealized holding gains on securities arising during period, net of tax of $7,089				9,398		9,398
TOTAL COMPREHENSIVE INCOME						842,159
BALANCE OCTOBER 27, 2007	$250,000	$272,695	$8,810,376	$ 18,879	$(187,218)	$9,164,732

Opt-Sciences Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2007 (52 weeks)	Fiscal Year Ended October 28, 2006 (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 832,761	$ 404,193
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	115,864	118,719
(Gain) loss on sale of securities	(33,721)	21,363
Deferred income taxes	26,080	1,659
Decrease (increase) in:		
Accounts receivable	(201,290)	(224,341)
Inventories	(22,693)	(171,904)
Prepaid expenses	18,504	(10,863)
Prepaid income taxes	23,900	(23,900)
Loans and exchanges	(885)	1,123
(Decrease) increase in:		
Accounts payable	3,138	21,170
Accrued income taxes	267,980	(231,141)
Other current liabilities	113,620	6,095
Net cash provided (used) by operating activities	1,143,258	(87,827)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(75,135)	(44,354)
Purchases of securities	(500,606)	(154,474)
Proceeds from sale of securities	411,081	728,933
Net cash (used) provided by investing activities	(164,660)	530,105

Opt-Sciences Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 27, 2007 (52 weeks)	Fiscal Year Ended October 28, 2006 (52 weeks)
Increase in cash	$ 978,598	$ 442,278
Cash and cash equivalents at beginning of period	5,798,506	5,356,228
Cash and cash equivalents at end of period	$6,777,104	$5,798,506
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 3,550	$ 571
Income taxes paid	$ 251,438	$ 525,262

OPT-Sciences Corporation and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.

Line of Business and Credit Concentration

The Company, through its wholly owned subsidiary, is engaged in the business of applying anti-reflective, conductive and/or other coatings to the faceplates of instruments for aircraft cockpits. The Company grants credit to companies within the aerospace industry.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined to be uncollectible. If the allowance method for doubtful accounts were used it would not have a material effect on the financial statements.

Inventories

Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.

Marketable Securities

Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.

The Company's investment securities are classified as "available-for-sale". Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold.

Property and Equipment

Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles. These assets are recorded at cost.

Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method.

Maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Employee Benefit Plans

On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $27,069 and $26,093 for the years ended October 27, 2007 and October 28, 2006, respectively.

Earnings per Common Share

Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.

NOTE 2 -   <u>Inventories</u>

Inventories consisted of the following:

	October 27, 2007	October 28, 2006
Raw materials and supplies	$ 215,935	$ 226,048
Work in progress	332,089	305,974
Finished goods	44,636	37,945
	$ 592,660	$ 569,967

NOTE 3 -   <u>Marketable Securities</u>

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 27, 2007				
Common stock	$ 266,708	$ 40,639	$ -0-	$ 307,347
Preferred stock	112,567	-0-	(10,747)	101,820
Municipal bonds	82,244	-0-	(5,767)	76,477
Mutual funds	395,521	$ 8,996	-0-	404,517
	$ 857,040	$ 49,635	$ (16,514)	$ 890,161
October 28, 2006				
Common stock	$ 221,069	$ 55,974	$ -0-	$ 277,043
Preferred stock	112,567	-0-	(592)	111,975
Municipal bonds	82,244	-0-	(5,072)	77,172
Mutual funds	317,914	-0-	(33,677)	284,237
	$ 733,794	$ 55,974	$ (39,341)	$ 750,427

Sales of securities available for sale during the years ended October 27, 2007 and October 28, 2006 were as follows:

	2007	2006
Proceeds from sales	$ 411,081	$ 728,933
Gross realized gains	$ 81,116	$ 16,140
Gross realized losses	$ 47,395	$ 37,503

NOTE 4 -   Income Taxes

The income tax expense of the Company consists of the following:

	2007	2006
Current tax expense:		
Federal	$412,054	$208,702
State	131,264	60,241
Total	543,318	268,943
Deferred tax expense:		
Federal	21,825	1,330
State	4,255	329
Total	26,080	1,659
Income Tax Expense	$569,398	$270,602

At October 27, 2007, the Company had a deferred tax asset of $57,758 and a deferred tax liability of $87,858, resulting in a net deferred tax liability of $30,100.

At October 28, 2006 the Company had a deferred tax asset of $84,340 and a deferred tax liability of $81,270, resulting in a net deferred tax asset of $3,070.

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation and the carry forward of capital and net operating losses.

At October 27, 2007, the Company had capital loss carry forwards of $85,745 expiring in 2007 through 2010. Of these losses, an amount equal to $27,985 after application of current year capital gains of $33,721 is deemed to be usable before expiration.

NOTE 5 -   Major Customers

Two customers accounted for $2,889,796 of net sales during the year ended October 27, 2007. The amount due from these customers, included in trade accounts receivable, was $579,564 on October 27, 2007.

Two customers accounted for $2,241,853 of net sales during the year ended October 28, 2006. The amount due from these customers, included in trade accounts receivable, was $504,554 on October 28, 2006.

NOTE 6 -   Concentration of Credit Risk of Financial Instruments

The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits. The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed completely to perform according to the terms of the deposit was $6,300,000 on October 27, 2007.

NOTE 7 -   Related Party Transactions

During fiscal years 2007 and 2006, the Company incurred legal fees of $40,500 and $37,500, respectively to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur Kania, a shareholder and director, is senior partner. Of the legal fees, $40,500 and $37,500 were included in accounts payable at October 27, 2007 and October 28, 2006, respectively.